SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ______________________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934
Calamos Asset Management, Inc.
(Name of Subject Company)
Calamos Asset Management, Inc.
(Names of Persons Filing Statement)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12811R104
(CUSIP Number of Class of Securities)
____________________
J. Christopher Jackson Sr. Vice President & General Counsel Calamos Asset Management, Inc. 2020 Calamos Court Naperville, Illinois 60563 (630) 245-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
____________________ With a copy to: Thomas P. Desmond John T. Blatchford Vedder Price P.C. 222 North LaSalle Street Chicago, IL 60601 (312) 609-7500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

January 11, 2017
CALAMOS ASSET MANAGEMENT, INC. EXECUTES DEFINITIVE AGREEMENT
TO BE ACQUIRED BY FOUNDER JOHN CALAMOS
 AND CEO JOHN KOUDOUNIS
Tender Offer to be Made at Previously Announced Price of $8.25 Per Share
NAPERVILLE, Ill., January 11, 2017 — Calamos Asset Management, Inc. (NASDAQ: CLMS) (“CAM”), a publicly traded holding company which currently owns a minority stake of the investment firm Calamos Investments LLC, announced today that it has executed a definitive agreement to be acquired by an entity (the “Acquirer”) indirectly owned by Mr. John P. Calamos, Sr. and Mr. John Koudounis.  Mr. Calamos is the founder and Global Chief Investment Officer of Calamos Investments LLC, and CAM’s Chairman.  Mr. Koudounis is the Chief Executive Officer of CAM.
Consistent with the company’s prior announcement on December 19, 2016, the definitive agreement provides for the Acquirer to first commence a tender offer to acquire all of the outstanding shares of Class A common stock of CAM for $8.25 per share in cash.  The tender offer will be followed by a second-step merger (pursuant to Section 251(h) of Delaware’s corporations statute), in which any shares not tendered (other than shares owned by Acquirer, and shares for which appraisal is properly sought under applicable law) would be converted into the right to receive the same cash price as paid in the tender offer.
CAM’s Board of Directors approved the merger agreement based on the unanimous recommendation of an independent Special Committee.  Following deliberate and comprehensive negotiation, the Special Committee, in consultation with its financial and legal advisors, concluded that the proposed transaction was fair and in the best interests of CAM’s public shareholders, and CAM’s Board of Directors unanimously recommended that shareholders tender their shares.
Mr. Calamos said:   “We are pleased to have finalized an agreement with the Special Committee on the terms of this transaction.  As investors at Calamos, we have always taken the long view.  I believe a fully private ownership structure will enable us to focus on managing to our vision for the firm's long-term growth.”
Mr. Koudounis added:  “Upon arriving at Calamos, I directed an extensive analysis of our corporate structure. Being a fully private company—consistent with 95% of asset managers today—will allow us to manage the business with the same long-term view that we apply to our investment approach. By eliminating the distraction of the market's increased focus on short-term metrics, we can be singularly dedicated to improving our key performance areas.”

Under the terms of the definitive agreement, the tender offer is to commence within 7 business days of the date of the agreement.  The transaction is expected to close during the first quarter of 2017, subject to conditions set forth in the definitive agreement.  The transaction is not subject to a minimum number of shares being tendered.  In light of the transaction announced today, the Board of Directors of CAM does not expect to declare quarterly dividends going forward.
BofA Merrill Lynch is serving as financial advisor to Messrs. Calamos and Koudounis and Kramer Levin Naftalis & Frankel LLP is serving as their legal counsel.  Duff and Phelps, LLC is serving as financial advisor to the Special Committee of the Board of Directors and Morris, Nichols, Arsht & Tunnell LLP as its legal counsel.  Vedder Price P.C. is legal counsel to CAM.
As of September 30, 2016, CAM owned 22.2% of Calamos Investments, with the remaining 77.8% being privately owned by Calamos Partners LLC. Mr. Calamos, other Calamos family members and Mr. Koudounis, directly and indirectly own 100% of Calamos Partners.  Calamos Partners also currently owns all of CAM’s outstanding Class B common stock, which represents 97.4% of the combined voting power of all classes of CAM’s voting stock.
Forward Looking Statements
Any statements made in this communication that are not statements of historical fact, including statements about the expected timetable for completing the transaction and the potential effects of the acquisition, are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Forward-looking statements include statements that may relate to CAM’s or the Acquirer’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the satisfaction of the conditions to the tender offer and the merger contained in the definitive agreement; the absence of certain material adverse changes in the business of CAM; and general economic, business and market conditions.  For a more complete discussion of certain of the risks and uncertainties with respect to the business of CAM, see the discussion of risks and uncertainties in CAM’s annual report on Form 10-K for the fiscal year ended December 31, 2015, other reports CAM files under the Securities and Exchange Commission (the “SEC”), as well as the tender offer documents to be filed by the Acquirer and by CAM. The forward-looking statements contained in this press release are made as of the date that the press release is issued, and CAM undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.
Important Additional Information and Where to Find It
The tender offer described in this press release has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CAM, nor is it a substitute for the tender offer materials that the Acquirer will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, the Acquirer will file tender offer materials on Schedule TO with the SEC, and CAM will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY CAM’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to CAM’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of CAM by contacting CAM at IR@calamos.com or by phone at +1.630.245.7200, or by visiting CAM’s website (www.calamos.com). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. CAM’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, WHEN THEY BECOME AVAILABLE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.
Media Contact: Jeff Kelley, SVP, Head of Marketing, +1.630.577.9687, IR@calamos.com

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